February 11, 2020
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Lori Empie
Cara Lubit

Re:    Form 10-K for Fiscal Year Ended March 31, 2019
Filed May 24, 2019
File No. 001-08529

Dear Ladies and Gentlemen:

We are in receipt of your comment letter dated January 30, 2020 and respond below to the comment as requested.

Form 10-K for the Fiscal Year Ended March 31, 2019
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Supplemental Non-GAAP Financial Information
Operating Margin, as Adjusted, page 53

Comment:
We note your disclosure on page 54 showing an adjustment for distribution and servicing expense to calculate Operating Revenues, as Adjusted. We also note that you make this adjustment in calculating Adjusted Operating Revenues in your latest quarterly filing. In future filings, please revise to adjust by distribution and servicing revenues, rather than expenses, and provide supplemental information (e.g., footnote(s) to your reconciliation) to clearly explain each adjustment. To the extent that these distribution and servicing revenues are recognized in multiple revenue line items on the face of the income statement, disaggregate and distinguish the adjustment into those multiple components in the related non-GAAP reconciliation. In addition, in periods when a material amount of fee waivers or other material non-standard items impact distribution and servicing revenues, provide disclosure quantifying the impact that it has or could have upon Operating Margin, as Adjusted or any equivalent.

Response:
The Company respectfully acknowledges the Staff’s comment and will revise its related disclosure in future filings to calculate Adjusted Operating Revenues by excluding distribution and servicing fees and a portion of advisory fees, rather than excluding distribution and servicing expenses for the calculation, and provide related explanations of the adjustments. Fee waivers and other non-standard items have not had a material impact on our calculation of Adjusted Operating Margin, but if the impact does become material, we will also provide disclosure quantifying the impact.

A black-line of the related disclosure from our Form 10-Q for the period ended December 31, 2019 edited to reflect your comment is included as an Attachment to facilitate your consideration of our response. We intend to adopt the revised disclosure in our March 31, 2020 Form 10-K.

In connection with our response to your comment letter, we acknowledge that we are responsible for the adequacy and accuracy of the disclosures in our filings, notwithstanding any review, comments, action or absence of action by your staff.

Brandywine Global | Clarion Partners | ClearBridge Investments | EnTrust Global | Martin Currie | QS Investors | RARE Infrastructure | Royce Investment Partners | Western Asset

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If you have any additional questions or would like any additional clarification, please contact Brian Eakes (410-454-2965) or Tim Lorber (410-454-2839).

Sincerely,

/s/ Peter H. Nachtwey
Peter H. Nachtwey
Senior Executive Vice President and
Chief Financial Officer

Attachment